Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED AUSTRALIAN PATENT FOR EFTILAGIMOD ALPHA, A SOLUBLE LAG-3 PROTEIN, IN COMBINATION WITH A PD-1 PATHWAY INHIBITOR

SYDNEY, AUSTRALIA – 11 February 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number 2016205983) entitled “Combined Preparations for the Treatment of Cancer or Infection” by the Australian Patent Office.

This new Australian patent follows the grant of the corresponding European, United States and Chinese patents announced in 2018 through 2021.

The claims of the new patent protect Immutep’s intellectual property relating to combined therapeutic preparations comprising (a) its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”), which is a LAG-3 fusion protein (LAG-3Ig), and (b) an anti-PD-1 or anti-PD-L1 antibody. In addition to broader style claims, the granted claims include narrower claims drawn to specific combinations of efti with pembrolizumab, nivolumab, avelumab, durvalumab or atezolizumab, for example. The claims are also directed to related methods of use in the treatment of cancer.

The patent expiry date is 8 January 2036.

Immutep CEO, Marc Voigt, noted: “We continue to make progress in protecting efti, which is a unique biomolecule. The LAG-3 / MHC class II immune control mechanism has attracted significant interest from the medical and investment communities in recent weeks following publication of Phase III clinical data by the pharma industry in a very prestigious peer-reviewed medical journal. With our exclusive focus on this mechanism and four candidates under development, we continue to be well placed to make an important contribution to this exciting field. 2022 promises to be a productive year.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (efti or IMP321), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889